UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-41634

HUB Cyber Security Ltd.

(Exact Name of Registrant as Specified in Its Charter)

17 Rothschild Blvd

Tel Aviv 6688120, Israel

+972-3-924-4074

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

Director Resignation

On March 29, 2023, Moshe Raines, a member of the Board of Directors (the “Board”) of HUB Cyber Security Ltd. (the “Company”) resigned from the Board and all committees thereof, effective immediately. Mr. Raines’ resignation was not as a result of any disagreement with the Company on any matter relating to the operations, policies or practices of the Company.

Equity Line of Credit

As previously announced in its Report of Foreign Private Issuer on Form 6-K on March 1, 2023 (the “Prior Report”), the Company had previously committed to enter into an equity line of credit with Dominion Capital LLC and its affiliates (together, “Dominion”), the manager of the Sponsor of Mount Rainier Acquisition Corp., the special purpose acquisition company with which the Company completed its Business Combination on February 28, 2023. The material terms of the ELOC were set forth in the Prior Report and are incorporated by reference herein.

On March 28, 2023 (the “Effective Date”), the Company and Dominion completed and entered into an Equity Purchase Agreement (the “Purchase Agreement”), upon the terms previously disclosed whereas pursuant thereto the Company, may, but is not required to, issue up to $100,000,000 of the Company’s ordinary shares to Dominion over the course of 36 months from the date thereof.

As consideration for Dominion’s purchase commitment, the Company issued to Dominion 1,000,000 of its ordinary shares on the Effective Date (the “Commitment Shares”). The Commitment Shares were issued in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to Section 4(a)(2) thereof and Dominion has agreed not to sell or transfer the Commitment Shares for a period of six (6) months following the Effective Date. Dominion had previously advanced the Company $2.5 million as an upfront commitment under the ELOC (the “ELOC Upfront Commitment”) upon closing of the Business Combination. Upon a draw-down of the equity line by the Company, 50% of such draw down must be used to first repay the ELOC Upfront Commitment.

The Purchase Agreement contains certain registration rights, pursuant to which the Company agreed to file a registration statement within 45 days of the Effective Date to register the Commitment Shares and other ordinary shares to be issued to Dominion pursuant to the Purchase Agreement (the “Registration Statement”).

Following the Effective Date, subject to certain conditions (including the effectiveness of the Registration Statement), the Company has the right, but not the obligation, on any business day selected by the Company (the “Purchase Date”), to notify Dominion (an “Advance Notice”) and require Dominion to purchase an amount of ordinary shares equal to the lesser of: (i) an amount equal to fifteen percent (15%) of the aggregate Daily Traded Volume of Ordinary Shares on the Nasdaq Global Market for the ten (10) Trading Days immediately preceding such notice date and (ii) $5,000,000. The purchase price for regular purchases (the “Purchase Price”) shall be equal to 96% of the average daily volume weighted average price of the Company’s ordinary shares during the five days prior to submission of an Advance Notice. Advance Notices must be received by the Dominion by 8:30 a.m. EST on a Trading Day. Advance Notices can be submitted no more than once per any given calendar week. However, subject to the satisfaction of the conditions under the Purchase Agreement, the Company may deliver Advance Notices from time to time, provided that it delivered all shares relating to all prior Advance Notices. The Parties may mutually agree to increase the number of ordinary shares sold to Dominion pursuant to an Advance Notice.

The Purchase Price will be adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse share split or other similar transaction occurring during the business days used to compute the Purchase Price.

The Purchase Agreement contains customary representations, warranties, covenants, closing conditions, indemnification and termination provisions. Sales under the Purchase Agreement may commence only after certain conditions have been satisfied, which conditions include the effectiveness of the Registration Statement covering the ordinary shares issued or to be sold by the Company to Dominion under the Purchase Agreement, the filing with the Nasdaq Stock Market of a Listing of Additional Shares notification with respect to the shares and Nasdaq having raised no objection to the consummation of transactions contemplated under the Purchase Agreement, and the receipt by Dominion of a customary opinion of counsel and other certificates and closing documents.

The Purchase Agreement may be terminated by the Company at any time, at its sole discretion, without any cost or penalty, by giving five trading days’ notice to Dominion to terminate the Purchase Agreement provided that (i) there are no outstanding Advance Notices, the Ordinary Shares under which have yet to be issued, and (ii) the Company has paid all amounts owed to the Investor pursuant to this Agreement, including the Up-Front Advance.. Dominion has covenanted not to cause or engage in any manner whatsoever, any direct or indirect short selling or hedging of the ordinary shares of the Company.

There are no limitations on the use of proceeds, financial or business covenants, restrictions on future financings, rights of first refusal, participation rights, penalties or liquidated damages in the Purchase Agreement. The Company may deliver Advance Notices under the Purchase Agreement, subject to market conditions, and in light of its capital needs, from time to time and under the limitations contained in the Purchase Agreement. Any proceeds that the Company receives under the Purchase Agreement are expected to be used for working capital and general corporate purposes.

The foregoing is a summary description of certain terms of the Purchase Agreement and, by its nature, is incomplete. A copy of the Purchase Agreement is filed as Exhibit 99.1attached hereto. The foregoing descriptions of the Purchase Agreement is qualified in its entirety by reference to such exhibits. The Purchase Agreement and Registration Rights Agreement contain customary representations and warranties, covenants and indemnification provisions that the parties made to, and solely for the benefit of, each other in the context of all of the terms and conditions of such agreements and in the context of the specific relationship between the parties thereto.

The information in this Report on Form 6-K, including in Exhibit 99.1 attached hereto is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Equity Purchase Agreement, dated March 28, 2023 by and between HUB Cyber Security Ltd. And Dominion Capital LLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HUB Cyber Security Ltd.

Date: March 30, 2023	By:	/s/ Uzi Moskovich
Uzi Moskovich
Chief Executive Officer